

File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991


05010875

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

22 August 2005

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

11 Aug 2005	Holding in company
19 Aug 2005	Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 9/31

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:28 11-Aug-05
Number	PRNUK-1108

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Friends Provident plc

2) Name of shareholder having a major interest

AXA S.A. and its group companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

Please see 4 below

4) Name of the registered holder(s) and, if more than one holder, the number of ordinary shares of 10p each held by each of them

Registered Holder

Non Beneficial

Chase Nominees Ltd a/c 17336 172,000

Chase Nominees Ltd a/c 17260 310,987

AXA France 1,418,280

AXA Australia 396,465

AXA Financial Inc 222,944,957

AXA Rosenberg 40,122,409

AXA Financial Inc 240,713

Chase Nominees Ltd a/c 21652 24,000

AXA Colonia Konzem 21,000

Beneficial

HSBC Global Nominee (UK) Limited a/c 867530 720,000

HSBC Global Nominee (UK) Limited a/c 867116 1,250,000

HSBC Global Nominee (UK) Limited a/c 867220 100,000

HSBC Global Nominee (UK) Limited a/c 867268 1,250,000

Smith and Williamson Nominees Ltd a/c S66 111,750

BNY (OCS) Nominees Limited 237,291

Sun Life International (IOM) Ltd a/c SLI11 2,000

AXA Colonia Konzem 6,239,867

5) Number of shares/amount of stock acquired

37,938,804 shares acquired by AXA Financial Inc

6) Percentage of issued class

1.81%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

10 August 2005

11) Date company informed

10 August 2005

12) Total holding following this notification

275,561,719 shares

13) Total percentage holding of issued class following this notification

13.14 %

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Gordon Ellis - 01306 654802

16) Name and signature of authorised company official responsible for making this notification

Diana Monger

Date of notification - 11 August 2005

END

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Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	17:08 19-Aug-05
Number	PRNUK-1908

Treasury Shares

19 August 2005

Friends Provident plc announces that following the transfer of 24,121 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 42,953,091 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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